UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

ILOG S.A.
(Name of Issuer)

Ordinary Shares, Nominal Value €1.00 Per Ordinary Share and
American Depositary Shares (Each Representing One Ordinary Share)
(Title of Class of Securities)

FR0004042364
452360100
(CUSIP Number)

Andrew Bonzani, Esq.	Copy to:
Vice President, Assistant General Counsel and Secretary	George A. Stephanakis, Esq.
International Business Machines Corporation	Cravath, Swaine & Moore LLP
Armonk, New York 10504	CityPoint, One Ropemaker Street
(914) 499-1900	London, EC2Y 9HR, England
011 44 207 453 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Nos.
FR0004042364 (Ordinary Shares); 452360100 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS* CITLOI S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
20,832,810 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
20,832,810 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,832,810 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.87%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* The calculation of the percentage is based on 21,506,851 ordinary shares of ILOG S.A. (including ordinary shares represented by American depositary shares) issued and outstanding as of December 15, 2008, plus 254,000 ordinary shares that would be received upon exercise of the warrants held by CITLOI S.A.S.

CUSIP Nos.
FR0004042364 (Ordinary Shares); 452360100 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS* INTERNATIONAL BUSINESS MACHINES CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
20,832,810 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
20,832,810 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,832,810 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.87%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* The calculation of the percentage is based on 21,506,851 ordinary shares of ILOG S.A. (including ordinary shares represented by American depositary shares) issued and outstanding as of December 15, 2008, plus 254,000 ordinary shares that would be received upon exercise of the warrants held by CITLOI S.A.S.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the ordinary shares, nominal value €1.00 per ordinary share (“Shares”), of ILOG S.A., a société anonyme organized under the laws of the Republic of France (“ILOG”), as well as American depositary shares (“ADSs”) of ILOG, each representing one Share, and the outstanding warrants to acquire Shares issued by ILOG (“Warrants”). The principal executive offices of ILOG are located at 9, rue de Verdun in Gentilly, Paris, France and 1195 West Fremont Avenue, Sunnyvale, California. This Amendment is being filed by International Business Machines Corporation, a New York corporation (“IBM”), and its indirect wholly-owned subsidiary, CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France, to amend their disclosure under Section 13(d) of the Exchange Act, which, in accordance with Instruction H of the General Instructions to Schedule TO, constituted part of their Schedule TO, initially filed on October 14, 2008, as amended, including Amendment No. 6 (the final amendment) filed on December 18, 2008 (the “Schedule TO”).

ITEM 4.  PURPOSE OF TRANSACTION

On December 18, 2008 the French Autorité des marchés financiers (“AMF”) announced the definitive results of the tender offers in France and in the United States (the “Offers”) previously described in the Schedule TO, including the results of the subsequent offering periods in both Offers.  On December 18, 2008, IBM issued a press release announcing these results, a copy of which is filed as Exhibit 1 to this Amendment and incorporated herein by reference in its entirety. CITLOI S.A.S. now holds (i) 20,578,810 Shares, representing 96.83% of the 21,252,851 Shares currently outstanding, including Shares represented by ADSs, and (ii) all 254,000 of the Warrants that were the subject of the Offers.

As the securities not tendered into the Offers represent less than 5% of the voting rights and the share capital of ILOG, IBM requested the implementation of a squeeze-out of the Shares held by minority shareholders. The French Autorité des marchés financiers is expected to announce the date of the implementation of the squeeze-out on December 19, 2008. The trading of Shares will be suspended as of December 19, 2008, and Shares will be delisted from Euronext upon the implementation of the squeeze-out. In addition, as of December 19, 2008, ADSs will be placed on a trading halt. The quotation of ADSs on the NASDAQ Global Select Market will be terminated upon the implementation of the squeeze-out or shortly thereafter. ILOG will terminate the registration of its Shares and ADSs under the Exchange Act when it becomes eligible to do so. On the date of the implementation of the squeeze-out, all remaining minority interests will cease to have an equity interest in ILOG. As a result, CITLOI S.A.S. will own 100% of the voting rights and the share capital of ILOG at the effective date of the squeeze-out.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As described above, CITLOI S.A.S. currently holds 20,578,810 Shares (including Shares represented by ADSs) and, in accordance with Rule 13d-1 under the Exchange Act, is deemed to beneficially own the 254,000 Shares that would be received upon exercise of the Warrants it holds. IBM, by virtue of its ownership and control of CITLOI S.A.S., shares beneficial ownership of these Shares. Thus, CITLOI S.A.S. and IBM currently beneficially own an aggregate of 20,832,810 Shares, representing 96.87% of the Shares currently outstanding (after giving effect to the deemed exercise of the Warrants, representing 254,000 Shares, held by CITLOI S.A.S.).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Press Release issued by IBM on December 18, 2008
A	Joint Filing Statement

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citloi S.A.S.
By	/s/ Gregory C. Bomberger
Name: Gregory C. Bomberger
Title: Authorized Signatory
Date: December 18, 2008
International Business Machines Corporation
By	/s/ Andrew Bonzani
Name: Andrew Bonzani
Title: Vice President, Assistant General Counsel and Secretary
Date: December 18, 2008